SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of September 2018

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                .)

EXHIBITS

Exhibit Number

1.1	Proposed Adoption of Share Appreciation Rights Scheme, dated September 21, 2018.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate acquired businesses and assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•

any changes in the regulations or policies of the Ministry of Industry and Information Technology (prior to March 2008, the Ministry of Information Industry, or the MII), or the MIIT, and other relevant government authorities relating to, among other matters:

•	the granting and approval of licenses;

•	tariff or network speed policies;

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•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC;

•	the convergence of television broadcast, telecommunications and Internet access networks, or three-network convergence; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•	changes in the PRC telecommunications industry as a result of the issuance of the fourth generation mobile telecommunications, or 4G, licenses by the MIIT;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business;

•

changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit;

•	results and effects of any investigation by the relevant PRC regulatory authorities; and

•	the development of our mobile business is dependent on the Tower Company.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: September 21, 2018	By:	/s/ Yang Jie
	Name:	Yang Jie
	Title:	Chairman and Chief Executive Officer

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Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

中国电信股份有限公司

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

PROPOSED ADOPTION OF SHARE APPRECIATION RIGHTS SCHEME

BACKGROUND

The Board has considered and approved the proposed adoption of the Share Appreciation Rights Scheme for certain key personnel of the Company. The Scheme will be submitted for the SASAC’s approval and for the Shareholders to consider and approve at the EGM. The Scheme shall become effective for implementation after obtaining the approval from the SASAC and the Shareholders at the EGM and may be subject to amendment upon the request from the SASAC and/or Hong Kong regulatory authorities. A supplemental circular setting out further details of the Scheme for the Shareholders to consider and approve at the EGM will be despatched to the Shareholders as soon as practicable.

The Scheme does not involve the grant of options over new shares or other new securities that may be issued by the Company (or any of its subsidiaries) and therefore, it does not fall within the ambit of, and is not subject to, the requirements under Chapter 17 of the Listing Rules.

CONTENTS OF THE SCHEME

A summary of major terms of the proposed Scheme is set out below. Further details of the terms of the Scheme will be set out in the supplemental circular to the Shareholders as mentioned above.

Effective date of the Scheme :	the date on which the Scheme is (i) approved by the SASAC; and (ii) approved by the Shareholders at the EGM

Effective period of the Scheme :	10 years from the effective date of the Scheme

Incentive Recipients :	natural persons being granted Share Appreciation Rights under the Scheme, mainly key personnel of the Company, excluding independent directors and supervisors

Restrictions on the number of the Share Appreciation Rights to be granted :	(i) the total number of Share Appreciation Rights units to be granted to the key personnel of the Company within the effective period of the Scheme shall not exceed 10% of the total share capital of the Company; (ii) the number of Share Appreciation Rights units to be granted to each grantee in any 12-month period shall not exceed 1% of the total share capital of the Company; and (iii) the highest proportion of the earnings from exercise of Share Appreciation Rights to the total remuneration of the Incentive Recipient at the grant of the Share Appreciation Rights shall be 40%. The above total share capital refers to the total issued share capital of the Company at the time of the most recent grant under the Scheme

Exercise price of the Share Appreciation Rights :

(i) the closing price of the H Shares of the Company stated in the daily quotations sheets of the Stock Exchange on the date of grant;

(ii)  the average closing price of the H Shares of the Company stated in the daily quotations sheets of the Stock Exchange for the five consecutive trading days prior to the date of grant; and

(iii)  nominal value of the H Shares of the Company

whichever is the highest

Effective date of grant :	as determined by the Board after the approval of the respective grant by the SASAC and the approval of the Scheme by the Shareholders at the EGM

Lock-up period :	24 months following the date of granting the Share Appreciation Rights to the Incentive Recipients

Vesting period :	vesting period is a period of 36 months after the expiration of lock-up period of the Share Appreciation Rights. Vesting in equal batches is adopted with every 12 months amounting to one vesting period

Accounting treatment :	Share Appreciation Rights are settled in cash and are calculated in accordance with the fair value of the liabilities borne by the Company on the basis of share-based measurement

Payment of earnings:	the Company will settle the payment to the grantees by way of RMB (cash) by multiplying the difference between the fair market price of the Company’s H shares and the exercise price by the number of exercising Share Appreciation Rights after deduction of relevant taxes and fees

REASONS FOR ADOPTING THE SCHEME

The Board is of the view that the Scheme will enable the Company (i) to establish and optimise the performance-oriented culture for value creation for the Shareholders; (ii) to further improve the Company’s corporate governance structure and to secure long-term stable development of the Group; (iii) to optimise the basic remuneration, short-term incentives and long-term incentives of the management, technical and skilled talents of the Company so as to retain different talents in a more flexible and effective manner for better promotion of the development of the Company; and (iv) to effectively motivate enthusiasm of key personnel to make best efforts to enhance their performance so as to strengthen the core competitiveness of the Group. The Board considers that the proposed terms and conditions of the Scheme are fair and reasonable and are in the best interests of the Company and the Shareholders as a whole.

The Board wishes to emphasise that the Scheme shall become effective for implementation after obtaining the approval from the SASAC and the Shareholders at the EGM. Shareholders and potential investors are advised to exercise caution in dealing in the securities of the Company.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms and expressions have the following meanings:

“Board”	the board of Directors of the Company

“Company”	China Telecom Corporation Limited (中國電信股份有限公司), a joint stock limited company incorporated in the PRC with limited liability on 10 September 2002, with its H shares and ADSs listed on the Stock Exchange and the New York Stock Exchange, respectively and whose principal business is the provision of fundamental telecommunications services including comprehensive wireline telecommunications services, mobile telecommunications services, value-added services such as Internet access services, information services and other related services

“Directors”	the directors of the Company

“EGM”	the extraordinary general meeting of the Company to be held on 26 October 2018 at 9:00 a.m. (or any adjournment thereof)

“Group”	the Company and its subsidiaries

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“H Shares”	the ordinary shares issued by the Company, with a Renminbi-denominated par value of RMB1.00 each, which are subscribed for and paid up in a currency other than Renminbi and are listed on the Stock Exchange

“Incentive Recipients”	the parties who are proposed to be granted the Share Appreciation Rights under the Scheme

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“PRC”	the People’s Republic of China (excluding, for the purposes of this announcement, Hong Kong, the Macau Special Administrative Region and Taiwan)

“RMB”	Renminbi, the lawful currency of the PRC

“SASAC”	the State-owned Assets Supervision and Administration Commission of the State Council of the PRC

“Scheme” or “Share Appreciation Rights Scheme”	the Share Appreciation Rights Scheme of the Company

“Share Appreciation Rights”	the share appreciation rights granted under the Scheme, representing the rights conferred to the Incentive Recipients to receive stipulated earnings from the increase in share price of H Shares, subject to specific timeframe and conditions

“Shareholders”	shareholders of the Company

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

By Order of the Board
China Telecom Corporation Limited
Yang Jie
Chairman and Chief Executive Officer

Beijing, China, 21 September 2018

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Yang Jie (as the chairman and chief executive officer); Mr. Ke Ruiwen, Mr. Gao Tongqing and Mr. Chen Zhongyue (all as the executive vice presidents); Mr. Chen Shengguang (as the non-executive director); Mr. Tse Hau Yin, Aloysius, Mr. Xu Erming and Madam Wang Hsuehming (all as the independent non-executive directors).